April 9, 2018

Valerie J. Lithotomos Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Frank Funds – File Nos. 333-223618

Dear Ms. Lithotomos:

On March 13, 2018 Frank Funds (the "Registrant”), filed Form N-14 in association with the proposed reorganization of the Quaker Event Arbitrage Fund into the Camelot Event Driven Fund, a series of the Registrant.  On April 5, 2018, you provided oral comments to the Form N-14 to Craig Foster.  Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Please note that capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Form N-14.  In addition, as requested, we have included with this correspondence those pages of the N-14 that have been modified since the March 13, 2018 filing.

Comment 1.  Please enhance the disclosure under “BOARD CONSIDERATIONS” to further explain the Board’s determination that the Reorganization was in the best interest of shareholders. In particular, please explain:

•

What led the Board to initially consider the Reorganization?

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Why did the Board approve of CEDA, as the adviser to the New Fund, given that CEDA is affiliated with the Existing Fund’s adviser, and especially given that the Fund has substantially underperformed its benchmark index over the time periods presented?

•

What is meant by stating that the Board considered the “future prospects of the Existing Fund if the Reorganization is not effected, including the Existing Fund’s continuing viability as a series of QIT”?

•

Was anything else besides Reorganization, such as liquidation or change of portfolio manager, considered by the Board?  If nothing else was considered, why not?

April 9, 2018 Page 2

Response.  The following disclosure will be added as indicated:

Under the “Background” heading of the section entitled “The Reorganization,” the following disclosure will be inserted:

During the fall of 2017, the QIT Board held several meetings to determine who should replace the Existing Fund’s long-time investment adviser, Quaker Funds, Inc. (“QFI”) after QFI informed the QIT Board of its plans to exit the investment advisory business in 2018.  After identifying a replacement adviser for QIT’s other four funds, the QIT Board determined that a separate adviser should replace QFI with respect to the Existing Fund based on the unique investment strategies of the Existing Fund.  In light of the QIT Board’s familiarity with Camelot and Mr. Kirchner’s intention to join Camelot following the termination of QFI’s advisory business, the QIT Board approved an interim agreement with Camelot.  At that time, the QIT Board also began exploring a possible reorganization of the Existing Fund into another registrant with the distribution access to market a fund such as the Existing Fund and that was comfortable running a mutual fund that offered an alternative strategy.

The following disclosure will be added to the “Board Considerations” section:

In addition, the Board considered the comparative performance of the Existing Fund and concluded it was not a significant factor in approving the Reorganization given the alternative investment strategies employed by the portfolio management team.

The bullet point under “Board Considerations” discussing the future prospects of the Existing Fund will be revised in its entirety to read as follows:

•

the future prospects of the Existing Fund if the Reorganization is not effected, including the likelihood that the QIT Board would consider the liquidation of the Existing Fund;

Comment 2.  Please modify the response to the second question in the Q&A section to reflect precisely why the Board was able to determine that the Reorganization was in the best interest of shareholders.

Response.  The following language will be added to the response to the question referenced:

Further information about the Board’s process and specific factors considered by the Board in concluding that the Reorganization is in the best interests of the Existing Fund’s shareholders is described in detail in this Proxy Statement/Prospectus under  (i) the “SUMMARY” section, under the “The Reorganization” and (ii) under the section entitled “Board Considerations.”

Comment 3.  Please refer, in the Q&A section, to the response to the question “Will the advisory fee and my expenses remain the same?”  We note that the recoupment period is for 3 years, but the waiver is only for one.  As a result, please clarify what happens if the waiver is to change during the recoupment period.

April 9, 2018 Page 3

Response.  The following language has been added to the referenced response:

With respect to the New Fund, any waiver or reimbursement by CEDA is subject to repayment by the Fund within the three years following date of such waiver or reimbursement, if the Fund is able to make the repayment without exceeding its current expense limitation and the repayment is approved by the Board of Trustees of Frank Funds.

Comment 4.  Are there any changes to shareholder rights based on the different states of organization of QIT versus Frank Funds (Massachusetts versus Ohio)?  If there are, please disclose these in the N-14.

Response.  There will not be any material changes to shareholder rights due to the Reorganization.

Comment 5.

In the second paragraph under “SUMMARY,” please enhance the disclosure to explain why Camelot believes that shareholders will benefit from the Reorganization.

Response.  The second sentence of the referenced paragraph has been revised to read as follows:

Camelot believes the shareholders of the Existing Fund will benefit from the Reorganization where CEDA will serve as the investment adviser to the New Fund because (i) it will maintain continuity of management personnel familiar with the Fund’s unique alternative investment strategy, and (ii) Frank Funds has access to resources for distribution that have the potential to grow Fund assets, providing the potential to lower overall expenses for shareholders.

Comment 6.  We note that the expense limitation agreement has a one-year term, but the recoupment period lasts 3 years.  Please revise the language of footnote 2 under “Annual Fund Operating Expenses” to address what happens if the waiver is to change.

Response.  Footnote 2 has been revised in its entirety to read as follows:

CEDA has contractually agreed to waive fees and/or reimburse expenses of the New Fund to the extent necessary to limit total annual fund operating expenses (excluding any front-end or contingent deferred loads, taxes, all interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, underlying fund fees, 12b-1 fees and expenses, and extraordinary expenses such as litigation) at 1.74%, until at least April 30, 2019. Any waiver or reimbursement by CEDA is subject to repayment by the Fund within the three years following date of such waiver or reimbursement, if the Fund is able to make the repayment without exceeding its current expense limitation and the repayment is approved by the Board of Trustees of Frank Funds.

April 9, 2018 Page 4

Comment 8.  We note that the Existing Fund’s turnover rate is relatively high.  Please consider whether it is appropriate to add turnover risk to the risk disclosure section.

Response.  The following disclosure has been added to “Risk of the Funds” in the section regarding risks applicable to the New Fund:

Portfolio Turnover Risk.  A higher portfolio turnover will result in higher transactional and brokerage costs.

Comment 9.  Under “Waivers of Up-Front Sales Charge on Class A Shares,” the disclosure indicates the elimination of the up-front sales charge for purchases by certain classes of persons is provided because of “anticipated economies of scale and sales related efforts.”  Please add additional explanation as to what you mean by anticipated economies of scale and what you mean by sales related efforts.

Response.  Registrant has revised the entire section entitled “Waivers of Up-Front Sales Charge on Class A Shares” to read as follows:

Waivers of Up-Front Sales Charge on Class A Shares

The New Fund’s prospectus describes the classes of persons that may purchase shares without an up-front sales charge. It states that front end-sales charges may be waived for: (i) purchases by fee-based registered investment advisers for their clients, broker/dealers with wrap fee accounts, or registered investment advisers or brokers for their own accounts; (ii) employees and employee-related accounts of the New Fund’s adviser, Trustees and affiliated persons of Frank Funds; and (iii) large orders and purchases by eligible plans.  More details on these waivers can be found in the New Fund’s statement of additional information.

To qualify for a waiver of the up-front sales charge on a purchase of Class A shares through a broker-dealer, when each purchase is made, the individual investor or the broker-dealer must provide the New Fund with sufficient information to verify that the purchase qualifies for the discount.

The New Fund makes available, free of charge, more information about sales charge reductions and waivers through the prospectus or through your financial advisor.

Comment 11.  Please add an emerging markets risk.

Response.  The Fund may invest in emerging market securities but not as a principal strategy.  Accordingly, Registrant respectfully declines to add such disclosures in the prospectus.  Registrant believes the existing disclosure in the New Fund’s statement of additional information is adequate and appropriate.

April 9, 2018 Page 5

Comment 12.  Please consider adding cybersecurity risk disclosure.

Response.  Registrant, upon consideration of risks associated with the Fund’s strategy, respectfully declines to add cybersecurity risk disclosure.

Comment 13. Has the New Fund’s adviser registered with the SEC?  If it has, please modify the disclosure to indicate that the adviser is currently registered with the SEC.

Response.   The first paragraph under “New Fund Adviser” has been modified in its entirety to read as follows:

CEDA, located at 1700 Woodlands Dr, Maumee, OH 43537, will serve as the New Fund’s investment adviser. CEDA is a limited liability company organized under the laws of Delaware, and it is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Under the terms of the management agreement, and subject to the Board of Trustees of Frank Funds, CEDA will be responsible for formulating the New Fund’s investment policies, making ongoing investment decisions and engaging in portfolio transactions. CEDA is an affiliate of Camelot.

Comment 14.  Consider changing the side-by-side format of comparing information regarding the New Fund and Existing Fund to improve readability.

Response.  After consideration, the Registrant has determined to refrain from changing the current format of comparing information regarding the New Fund and Existing Fund, as it believes that meaningful comparisons can be made using the current format.

April 9, 2018 Page 6

Comment 15.  In the capitalization table, please change “Existing Fund” to “Acquired Fund” and include its name, and please change “New Fund” to “Acquiring Fund” and use its actual name.

Response.    The capitalization table has been modified in its entirety to read as follows:

Shares of Fund	Net Assets	Adjustment for Reorganization Costs	Adjusted Net Assets	Adjusted Net Asset Value Per Share	Shares Outstanding
Acquired Fund (Quaker Event Arbitrage Fund)
Class A Shares	$ 8,588,176.29	None	N/A	$13.16	652,714.572
Class C Shares	$ 2,403,213.40	None	N/A	$12.53	191,755.950
Institutional Class Shares	$ 11,173,304.43	None	N/A	$13.24	844,003.797
Acquiring Fund (Camelot Event Driven Fund) –Pro forma
Class A Shares	$ 10,991,389.69	None	N/A	$13.02	844,470.522
Institutional Class Shares	$ 11,173,304.43	None	N/A	$13.24	844,003.797
Adjustment for Shares Outstanding
Combined Fund Pro forma	$ 22,164,694.12	None	N/A	$13.13	1,688,474.319

If you have any questions or additional comments, please call Craig Foster at (614) 469-3280 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

April 9, 2018 Page 7

/s/ Craig Foster

Craig Foster